Keepers
YE 2024
Financial Statements

Keepers US Inc

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Adv Plus Banking - 5111 - 2	-12.00
Brex Cash Account - Carleena Andrepont (1846) - 1	22,522.44
Brex Cash Account - Primary Cash Account (5693) - 1	100,530.06
Stripe (required for Synder)	1,956.40
Total Bank Accounts	**$124,996.90**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Prepaid Expenses	36,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$36,000.00**
Total Current Assets	**$160,996.90**
Fixed Assets	
Accumulated Depreciation	
Abbi's Computer	-723.00
Apple Laptop	-950.54
Carleena's Computer	-881.25
Carleena's iPad	-688.25
Jake's Computer	-1,136.98
Triston's Computer	-672.00
Total Accumulated Depreciation	**-5,052.02**
Fixed Asset Computers	0.00
Abbi's Computer	1,735.19
Carleena's Computer	2,114.76
Carleena's iPad	1,651.97
Fixed Asset Computers	3,001.67
Original cost	0.00
Total Fixed Asset Computers	**3,001.67**
Jake's Computer	2,623.95
Tristons Computer	1,679.99
Original cost	0.00
Total Tristons Computer	**1,679.99**
Total Fixed Asset Computers	**12,807.53**
Total Fixed Assets	**$7,755.51**
TOTAL ASSETS	**$168,752.41**

Keepers US Inc

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	12,396.50
Total Accounts Payable	**$12,396.50**
Credit Cards	
Brex Card Account - 1	0.65
Total Credit Cards	**$0.65**
Other Current Liabilities	
Payroll Tax Payable	-16,359.80
Stripe Applied Balance	-1,258.15
Total Other Current Liabilities	**$ -17,617.95**
Total Current Liabilities	**$ -5,220.80**
Total Liabilities	**$ -5,220.80**
Equity	
Opening Balance Equity	0.00
Partner Contributions	66,610.00
Carleena Andrepont	13.50
Donald Hayes	100,000.00
Partner Contributions	965,000.00
Total Partner Contributions	**1,131,623.50**
Retained Earnings	-425,438.28
Net Income	-532,212.01
Total Equity	**$173,973.21**
TOTAL LIABILITIES AND EQUITY	**$168,752.41**

Keepers US Inc

Profit and Loss
January - December 2024

	TOTAL
Income	
Gross Income	
Other Income	747.45
Total Gross Income	**747.45**
Stripe sales	336,254.14
Total Income	**$337,001.59**
GROSS PROFIT	**$337,001.59**
Expenses	
1 Insurance	2,283.80
Advertising/Promotional	8,039.00
Conferences and Events	8,496.30
Total Advertising/Promotional	**16,535.30**
Bank Fees	24.00
Cleaner Payout	220,539.98
Cost of Labor	
Contract Labor	225,471.98
Total Cost of Labor	**225,471.98**
Dues & subscriptions	31,472.68
Engineering	134,522.00
Entertainment Meals	1,178.71
Legal & Professional Fees	27,546.52
Melio Service Fees	1.50
Mileage Reimbursement	538.79
Office Rent	318.40
Office/General Administrative Expenses	1,489.72
Printing (business card, brochures)	2,000.00
Total Office/General Administrative Expenses	**3,489.72**
Payroll Expenses	54,493.43
Payroll Taxes	8,793.20
Salaries and Wages	95,458.99
Total Payroll Expenses	**158,745.62**
Stripe Other fees	10,231.44
Supplies & Materials	312.17
Housekeeper Gear (Shirts, rags)	238.49
Total Supplies & Materials	**550.66**
Travel	33,195.57
Vehicle Stipend	500.00
Total Expenses	**$867,146.67**
NET OPERATING INCOME	**$ -530,145.08**
Other Expenses	
Unrealized Gain or Loss	0.00

Keepers US Inc

Profit and Loss
January - December 2024

	TOTAL
Ask My Accountant	-494.58
Depreciation	2,561.51
Total Other Expenses	**$2,066.93**
NET OTHER INCOME	**$ -2,066.93**
NET INCOME	**$ -532,212.01**

Keepers US Inc

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-532,212.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Prepaid Expenses	-35,000.00
Accumulated Depreciation:Abbi's Computer	347.04
Accumulated Depreciation:Apple Laptop	600.35
Accumulated Depreciation:Carleena's Computer	423.00
Accumulated Depreciation:Carleena's iPad	330.36
Accumulated Depreciation:Jake's Computer	524.76
Accumulated Depreciation:Triston's Computer	336.00
Accounts Payable (A/P)	8,720.30
Brex Card Account - 1	-651.58
Payroll Tax Payable	-16,359.80
Stripe Applied Balance	-1,258.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-41,987.72**
Net cash provided by operating activities	**$ -574,199.73**
FINANCING ACTIVITIES	
Partner Contributions	10,000.00
Partner Contributions:Partner Contributions	565,000.00
Net cash provided by financing activities	**$575,000.00**
NET CASH INCREASE FOR PERIOD	**$800.27**
Cash at beginning of period	124,196.63
CASH AT END OF PERIOD	**$124,996.90**

Keepers US Inc
Statement of Changes in Equity

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2024

Accounts	2024
Opening Balance of Equity	$0.00
Partner Contributions (Carleena $13.50, Donald Hayes $100,000, others)	$1,131,623.50
Net Income (Loss)	$(532,212.01)
Retained Earnings Adjustment (carryforward)	$(425,438.28)
Closing Balance of Equity	**$173,973.21**

Keepers US Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Keepers US Inc (the "Company") is a corporation organized on June 24, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.